Exhibit (d)(2)(i)

May 1, 2019

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”) and Voya Investment Management Co. LLC (“Voya IM”) are parties to a Sub-Advisory Agreement dated November 18, 2014 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.2700% as a percentage of average daily net assets of Voya Australia Index Portfolio, Voya Euro STOXX 50® Index Portfolio, Voya FTSE 100 Index® Portfolio, and Voya Japan TOPIX Index® Portfolio and an annual sub-advisory fee of 0.2475% as a percentage of average daily net assets of Voya Emerging Markets Index Portfolio, each a series of Voya Variable Portfolios, Inc. (each a “Portfolio” and collectively, the “Portfolios”).  By this letter dated May 1, 2019, Voya IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

Voya IM will waive a portion of the sub-advisory fee payable by Voya Investments from May 1, 2019 through May 1, 2020 for each Portfolio, as indicated in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net
Voya Australia Index Portfolio	0.2700%	0.1125%	0.1575%
Voya Emerging Markets Index Portfolio	0.2475%	0.0675%	0.1800%
Voya Euro STOXX 50® Index Portfolio	0.2700%	0.1125%	0.1575%
Voya FTSE 100 Index® Portfolio	0.2700%	0.1125%	0.1575%
Voya Japan TOPIX Index® Portfolio	0.2700%	0.1125%	0.1575%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

		By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:
Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President